EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NYSE - MKT: ASM
TSX-V: ASM
July 19, 2016	FSE: GV6

AVINO ANNOUNCES Q2 2016 PRODUCTION RESULTS

Avino Silver & Gold Mines Ltd. (ASM: TSX-V, ASM: NYSE–MKT, GV6: FSE, "Avino" or "the Company") is pleased to report its second quarter 2016 production results from its Avino property near Durango, Mexico.

"Avino is pleased to report another solid quarter of production results. During the quarter we produced 629,780 silver equivalent ounces. In the same quarter last year, we produced 819,300 silver equivalent ounces, however, during the current quarter we replaced the bearings in the ball mill in Mill Circuit 3 which contributed to lower milling rates. Up to this quarter, Avino had delivered 11 consecutive quarters of comparative growth; with these repairs complete we're excited about our ability to maintain smooth and consistent operations with the transition to commercial production at the Avino Mine now complete.

Overall, we experienced another exciting quarter. Not only did we transition to commercial production but we also received the remaining key permits to construct the new tailings storage facility which we plan to start before the end of the year. By achieving our milestones, and with the help of stronger metal prices, we continue to meet our objective of being a top-tier junior silver producer."

David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

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Consolidated Second Quarter 2016 Production Highlights (Compared to Second Quarter 2015)

Comparative production results from the second quarter 2016 and the second quarter 2015 are presented below:

	Q2 2016	Q2 2015	% Change
Total Silver Produced (oz) calculated	380,620	451,505	-16%
Total Gold Produced (oz) calculated	1,509	1,891	-20%
Total Copper Produced (Lbs) calculated	1,054,935	1,256,164	-16%
Total Silver Eq. Produced (oz) calculated*	629,780	819,299	-23%

 __________

* Metal Production is expressed in terms of silver equivalent ounces, (oz Ag Eq.), the formula for which depends on the gold and silver metal prices used in each year and hence are only indicative.

•	Silver equivalent production decreased by 23% to 629,780 oz*
•	Silver production decreased by 16% to 380,620 oz
•	Gold production decreased by 20% to 1,509 oz
•	Copper production decreased by 16% to 1,054,935 Lbs

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Avino Mine Second Quarter 2016 Production Highlights

Comparative figures for the second quarter 2016 and the second quarter 2015 for the Avino Mine are as follows; production figures for the second quarter 2016 include production from Mill Circuit 3 as well as Mill Circuit 2 during June:

	Q2 2016	Q2 2015	Quarterly Change %	2016 YTD Totals
Tonnes Mined	101,400	94,323	8%	200,599
Underground Advancement (m)	1,242	1,161	7%	2,385
Mill Availability (%)	87	97	-10%	92
Total Mill Feed (dry tonnes)	97,666	102,416	-5%	217,181
Feed Grade Silver (g/t)	64	63	2%	66
Feed Grade Gold (g/t)	0.26	0.30	-12%	0.26
Feed Grade Copper (%)	0.55	0.63	-14%	0.56
Recovery Silver (%)	85%	85%	0%	86%
Recovery Gold (%)	60%	73%	-19%	64%
Recovery Copper (%)	90%	88%	2%	89%
Copper Concentrate (dry tonnes)	2,222	2,319	-4%	4,934
Copper Concentrate Grade Silver (kg/t)	2.36	2.34	1%	2.49
Copper Concentrate Grade Gold (g/t)	6.90	9.65	-29%	7.43
Copper Concentrate Grade Copper (%)	21.54	24.57	-12%	22.12
Total Silver Produced (kg)	5,250	5,436	-3%	12,287
Total Gold Produced (g)	15,317	22,365	-32%	36,671
Total Copper Produced (Kg)	478,511	569,787	-16%	1,091,276
Total Silver Produced (oz) calculated	168,787	174,779	-3%	395,051
Total Gold Produced (oz) calculated	492	719	-32%	1,179
Total Copper Produced (Lbs) calculated	1,054,935	1,256,164	-16%	2,405,849
Total Silver Equivalent Produced (oz) calculated*	341,521	458,324	-25%	815,726

__________

* Metal Production is expressed in terms of silver equivalent ounces, (oz Ag Eq.), the formula for which depends on the gold and silver metal prices used in each year and hence are only indicative.

Second Quarter 2016 Highlights

•	Mill availability was down 10% due to required maintenance on the Mill Circuit 3 ball mill
•

Lower copper and gold feed grades of 14% and 12% respectively were a result of variability in the resource block; the lower feed grades caused a decrease in the concentrate grades of 12% and 29% for gold and copper respectively, as well as a 19% decrease for the recovery of gold.

•

As a result of the above, copper, gold and silver production decreased by 16%, 32% and 3% respectively compared to the corresponding quarter in 2015, resulting in a 25% decrease in silver equivalent production

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San Gonzalo Mine Second Quarter 2016 Production Highlights

Comparative figures for the second quarter 2016 and the second quarter 2015 for the San Gonzalo mine are as follows; production figures for the second quarter 2016 include production from Mill Circuit 1 as well as Mill Circuit 2 during April and May.

	Q2 2016	Q2 2015	Quarterly Change %	2016 YTD Totals
Tonnes Mined	24,813	27,780	-11%	49,215
Underground Advancement (m)	1,098	1,105	-1%	2,282
Mill Availability (%)	94	97	-3%	95
Total Mill Feed (dry tonnes)	33,946	33,351	2%	54,548
Feed Grade Silver (g/t)	237	312	-24%	269
Feed Grade Gold (g/t)	1.310	1.498	-13%	1.56
Recovery Silver (%)	82%	83%	-1%	83%
Recovery Gold (%)	71%	73%	-3%	74%
Bulk Concentrate (dry tonnes)	1,261.78	1,298	-3%	2,062
Bulk Concentrate Grade Silver (kg/t)	5.187	6.630	-22%	5.834
Bulk Concentrate Grade Gold (g/t)	20.97	28.08	-25%	23.31
Total Silver Produced (kg)	6,589	8,607	-23%	12,147
Total Gold Produced (g)	31,645	36,458	-13%	63,389
Total Silver Produced (oz) calculated	211,833	276,726	-23%	390,535
Total Gold Produced (oz) calculated	1,017	1,172	-13%	2,038
Total Silver Equivalent Produced (oz) calculated*	288,259	360,975	-20%	529,986

__________

* Metal Production is expressed in terms of silver equivalent ounces, (oz Ag Eq.), the formula for which depends on the gold and silver metal prices used in each year and hence are only indicative.

Second Quarter 2016 Highlights

•

Feed grades for silver and gold decreased by 24% and 13% respectively due to lower grade material from the San Gonzalo stockpile being processed using Mill Circuit 2, accordingly, the silver and gold grades in the concentrate also decreased by 22% and 25% respectively resulting in a 23% decrease for the production of silver and a 13% decrease for the production of gold or a 20% decrease in the production of silver equivalent ounces

•	Mill availability decreased by 3% over the same period last year due routine planned maintenance on Mill Circuit 1

Quality Assurance/Quality Control

Mill assays are performed at the Avino property's on-site lab. Check samples are sent to Inspectorate Labs in Reno, Nevada for verification. All concentrate shipments are assayed by one of the following independent third party labs: AHK, LSI, Alex Stewart and SGS.

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Qualified Person(s)

Avino's Mexican projects are under the supervision of Chris Sampson, P.Eng, Avino consultant and Jasman Yee P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico, and the Bralorne property in southwestern British Columbia, Canada. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

"David Wolfin"

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically production decisions made without such reports have increased uncertainty and higher technical and economic risks of failure. These risks include, among others, areas that are analyzed in more detail in a feasibility study or preliminary economic assessment, such as the application of economic analysis to mineral resources, more detailed metallurgical and other specialized studies in areas such as mining and recovery methods, market analysis, and environmental, social, and community impacts. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo resource, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012. This approach was applied for the advancement of the Avino Mine project, for which similar risks and uncertainties were identified.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, exploration results, the potential tonnage, grades and content of deposits, and timing, establishment and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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